Exhibit 99.1

Zyla Life Sciences Reports First Quarter 2020 Financial Results

--Completed commercial reorganization--

--Grew net product sales by eight percent in Q1 2020 over Q1 2019 --

--Achieved SPRIX Nasal Spray volume growth of 25 percent --

--Generated positive cash flow of $2.6 million--

--Announced merger with Assertio Therapeutics to strengthen portfolio and financial position--

Wayne, Penn –May 15, 2020 – Zyla Life Sciences (OTCQX: ZCOR) (“Zyla” or the “Company”), a commercial-stage life sciences company, today reported financial results for the first quarter ended March 31, 2020, including net sales from commercial products: SPRIX® (ketorolac tromethamine) Nasal Spray, the SoluMatrix® products, VIVLODEX® (meloxicam) and ZORVOLEX® (diclofenac)), INDOCIN® (indomethacin) suppositories, INDOCIN® oral suspension and OXAYDO® (oxycodone HCI, USP) tablets for oral use only –CII.

“We believe that our 25 percent growth in SPRIX Nasal Spray volume and 11% growth in INDOCIN net product sales in the first quarter demonstrates the increasing effectiveness of our commercial organization and promise for our growing product portfolio,” said Todd Smith, president, chief executive officer (CEO) and director of Zyla. “Even in this turbulent time, we believe we have the commercial foundation needed to continue growing our portfolio. We look forward to moving toward the close of the proposed merger with Assertio and a promising future.”

Recent and First Quarter Highlights

•	Completed commercial reorganization;
•	Achieved 25 percent volume growth in SPRIX Nasal Spray over the fourth quarter of 2019, while the overall NSAID market was down 10 percent;
•	Grew INDOCIN net product sales 11 percent in the first quarter of 2020 over the fourth quarter of 2019:
•	Partner EMS S/A recently received approval and made its first purchase of material for distribution of ZORVOLEX in Brazil;
•	Attained $19.1 million in first quarter 2020 net product sales;
•	Generated positive cash flow of $2.6 million; and
•	Announced merger with Assertio Therapeutics on March 16, 2020, with combined company pro-forma 2019 revenue of approximately $128 million and combined synergy potential of upwards of $40 million allowing for anticipated pro-forma 2020 non-GAAP adjusted EBITDA margins greater than 25% and net leverage of less than two times.

COVID-19

Zyla is closely monitoring the COVID-19 pandemic and its impact on the patients who are treated with the Company’s products and the communities where we operate. The Company has taken steps to help minimize the spread of COVID-19 and at the same time working to ensure continued patient access to Zyla’s medicines. The Company is maintaining its business operations remotely to protect the health and safety of employees. The Company continues to closely monitor its supply chain and currently expects no impact on the supply of its medicines.

2020 First Quarter Results

•	Cash Position: As of March 31, 2020, Zyla had cash and restricted cash totaling $14.9 million.
•	Net Product Sales: Net product sales increased to $19.1 million for the quarter ended March 31, 2020 compared to $17.6 million for the quarter ended March 31, 2019. The increase was largely due to increases in volume of INDOCIN and SPRIX Nasal Spray.
•	Cost of Sales (excluding amortization of product rights): Cost of sales was $3.4 million for the quarter ended March 31, 2020 compared to $13.0 million for the quarter ended March 31, 2019. Cost of sales in 2019 reflected the fair value of inventory due to fresh start accounting post-bankruptcy.
•	G&A Expenses: General and administrative expenses were $7.5 million for the quarter ended March 31, 2020 compared to $8.8 million for the quarter ended March 31, 2019. The decrease in general and administrative expenses was primarily attributable to lower stock compensation costs, which were partially offset by higher legal fees resulting from the pending merger with Assertio.
•	S&M Expenses: Sales and marketing expenses were $10.0 million for the quarter ended March 31, 2020 compared to $7.9 million for the quarter ended March 31, 2019. The increase in sales and marketing expenses was due to higher employee compensation and promotional expense.
•	R&D Expenses: There were no research and development expenses for the three months ended March 31, 2020 compared to approximately $200,000 for the three months ended March 31, 2019. This decrease was driven by a discontinuation of R&D programs that did not directly support the growth of Zyla’s commercial business.
•	Restructuring and Other Charges: The restructuring charges for the quarter ended March 31, 2020 were approximately $300,000 compared to approximately $800,000 for the three months ended March 31, 2019.
•	Interest Expense: Interest expense was $3.8 million for the quarter ended March 31, 2020 compared to $2.1 million for the quarter ended March 31, 2019.
•	Other Gain: There was no other gain for the first quarter of 2020 compared to a gain of $140,000 for the first quarter of 2019.
•	Net Loss: Net loss for the quarter ended March 31, 2020 was $18.2 million compared to net income of $96.8 million for the quarter ended March 31, 2019, which was predominantly due to impact of fresh start accounting.

Earnings Conference Call Information

Zyla's management will host a conference call to discuss the first quarter 2020 financial results today:

Date:	May 15, 2020
Time:	8:30 a.m. EST
Webcast (live and archive):	zyla.com (Events & Webcasts, Investor page)
Dial-in numbers:	1-888-346-2615 (domestic)
1-412-902-4253 (international)
Replay numbers:	1-877-344-7529 (domestic)
1-412-317-0088 (international)
Conference number:	10143417

Note Regarding Use of Non-GAAP Financial Measures

Zyla provides non-GAAP adjusted EBITDA margin, or earnings before interest, taxes, depreciation and amortization margin, as a financial measure. Zyla believes that this non-GAAP financial measure, when considered together with the GAAP figures, can enhance an overall understanding of Zyla's financial performance and the financial performance of the proposed combined company. The non-GAAP financial measure is included with the intent of providing investors with a more complete understanding of operational results and trends. In addition, this non-GAAP financial measure is among the indicators Zyla's management uses for planning and forecasting purposes and measuring their respective company's performance and which the combined company expects to use to measure the combined company’s performance. It should be considered in addition to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. This non-GAAP financial measure may be calculated differently from, and therefore may not be comparable to, non-GAAP financial measures used by other companies.

Proposed Merger
On March 16, 2020 Assertio Therapeutics and Zyla announced that they entered into a definitive merger agreement. The boards of directors of both companies have approved the Merger and the Agreement. The Merger is currently expected to close in the second quarter of 2020, subject to approval by Assertio stockholders and by Zyla stockholders, and the satisfaction of other customary closing conditions. Additional details can be found in Assertio's and Zyla's respective Current Reports of Form 8-K filed with the Securities and Exchange Commission on March 17, 2020.

About Zyla Life Sciences
Zyla Life Sciences is a business committed to bringing important products to patients and healthcare providers. Zyla is focused on marketing its portfolio of medicines for pain and inflammation. The company portfolio includes six products: SPRIX® (ketorolac tromethamine) Nasal Spray, ZORVOLEX® (diclofenac), VIVLODEX® (meloxicam), INDOCIN® (indomethacin) suppositories, INDOCIN® oral suspension and OXAYDO® (oxycodone HCI, USP) tablets for oral use only —CII.

For full prescribing information, boxed warnings and medication guides, please visit the following sites for each product: sprix.com, vivlodex.com, zorvolex.com and oxaydo.com. Prescribing information, the boxed warning and medication guide for INDOCIN suppositories and oral suspension can be found at dailymed.nlm.nih.gov.

Safe Harbor
Statements included in this press release that are not historical in nature and contain the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "suggest," "target," "potential," "will," "would," "could," "should," "continue," "look forward to" and other similar expressions are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are subject to known and unknown uncertainties and risks. Actual results could differ materially from those discussed due to a number of factors, including, but not limited to: our ability to continue as a going concern; the impact of our bankruptcy on our business going forward, including with regard to relationships with vendors and customers and the costs and expenses resulting from our bankruptcy; the impact of our acquisition of five products from Iroko Pharmaceuticals, Inc., including our assumption of related liabilities, potential exposure to successor liability and credit risk of Iroko and its affiliates; our estimates regarding expenses, future revenues, capital requirements and needs for additional financing; our current and future indebtedness; our ability to maintain compliance with the covenants in our debt documents; the level of commercial success of our products; coverage of our products by payors and pharmacy benefit managers; our ability to execute on our sales and marketing strategy, including developing relationships with customers, physicians, payors and other constituencies; the rate and degree of market acceptance of any of our products; the success of competing products that are or become available; the entry of any generic products for any of our products; recently enacted and future legislation and regulations regarding the healthcare system; the accuracy of our estimates of the size and characteristics of the potential markets for our products and our ability to serve those markets; our failure to recruit or retain key personnel, including our executive officers; obtaining and maintaining intellectual property protection for our products; our ability to operate our business without infringing the intellectual property rights of others; our ability to integrate and grow any businesses or products that we may acquire; the outcome of any litigation in which we are or may be involved; the risk that the conditions to the closing of the proposed merger with Assertio (the “Merger”) are not satisfied, including the risk that required stockholder approvals for the proposed Merger are not obtained; the occurrence of any event, change or other circumstances that either could give rise to the right to terminate the Agreement; the risk of litigation relating to the proposed Merger; uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed Merger; risks related to disruption of management time from ongoing business operations due to the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; competitive responses to the proposed Merger and the impact of competitive services; certain restrictions during the pendency of the Merger that may impact our ability to pursue certain business opportunities or strategic transaction; potential adverse changes to business relationships resulting from the announcement or completion of the Merger; the combined company's ability to achieve the growth prospects and synergies expected from the Merger, as well as delays, challenges and expenses associated with integrating the combined company's existing businesses; negative effects of this announcement or the consummation of the proposed Merger on the market price our common stock, credit ratings and operating results; legislative, regulatory and economic developments, including changing business conditions in the industries in which we operate; the impact of disasters, acts of terrorism or global pandemics; general market conditions; and other risk factors set forth in Zyla's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission (SEC) and in other filings Zyla makes with the SEC from time to time. While Zyla may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to update or revise any forward-looking-statements contained in this press release whether as a result of new information or future events, except as may be required by law.

No Offer or Solicitation

This communication relates to a proposed business combination involving Assertio and Zyla. The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed Merger. The proposed Merger will be submitted to Assertio's stockholders and Zyla's stockholders for their consideration. In connection with the proposed Merger, Assertio and Zyla filed a joint proxy statement (the "Joint Proxy Statement") in connection with the solicitation of proxies by Assertio and Zyla in connection with the proposed Merger. Assertio filed a registration statement on Form S-4 (the "Form S-4") with the SEC, in which the Joint Proxy Statement was included as a prospectus. Assertio and Zyla also intend to file other relevant documents with the SEC regarding the proposed Merger. The definitive Joint Proxy Statement was mailed to Assertio's stockholders and Zyla's stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED MERGER, INVESTORS AND STOCKHOLDERS OF ASSERTIO AND INVESTORS AND STOCKHOLDERS OF ZYLA ARE URGED TO READ THE DEFINITIVE REGISTRATION STATEMENT, INCLUDING THE JOINT PROXY STATEMENT, REGARDING THE PROPOSED MERGER (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The Joint Proxy Statement, any amendments or supplements thereto and other relevant materials, and any other documents filed by Assertio or Zyla with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC's website at www.sec.gov or free of charge from Assertio at www.assertiotx.com or by directing a request to Assertio's Investor Relations Department at investor@assertiotx.com or from Zyla at www.zyla.com or by directing a request to Zyla's Investor Relations Department at ir@zyla.com.

Participants in the Solicitation

Assertio, Zyla and certain of their respective executive officers, directors, other members of management and employees may, under the rules of the SEC, be deemed to be "participants" in the solicitation of proxies in connection with the proposed Merger. Information regarding Assertio's directors and executive officers is available in its Proxy Statement on Schedule 14A for its 2020 Annual Meeting of Stockholders, that was filed with the SEC on April 8, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 10, 2020. Information regarding Zyla's directors and executive officers is available in its form 10-K/A, that was filed with the SEC on April 27, 2020 and in its Annual Report on Form 10-K for the year ended December 31, 2019, that was filed with the SEC on March 26, 2020. These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement and other relevant materials relating to the proposed Merger filed with the SEC.

Media and Investor Contact:
E. Blair Clark-Schoeb
Email: ir@zyla.com

Consolidated Balance Sheets
(in thousands, except share and per share data)

	March 31, 2020	December 31, 2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$14,541	$11,965
Accounts receivable, net	31,062	25,697
Inventory	10,281	9,049
Prepaid expenses and other current assets	3,445	4,102
Other receivables	878	815
Total current assets	60,207	51,628
Intangible assets, net	106,985	110,482
Restricted cash	400	400
Property and equipment, net	3,118	3,316
Right of use assets	2,479	2,672
Goodwill	53,917	58,747
Deposits and other assets	2,373	3,142
Total assets	$229,479	$230,387
Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$23,101	$12,752
Accrued expenses	55,310	50,357
Debt - current, net	7,797	8,177
Acquisition-related contingent consideration	5,825	3,500
Other current liabilities	1,008	985
Total current liabilities	93,041	75,771
Debt - non-current portion, net	91,346	91,710
Acquisition-related contingent consideration	14,475	14,400
Credit agreement	4,138	4,050
Other liabilities	1,783	2,065
Total liabilities	204,783	187,996

Stockholders’ equity (deficit):
Common stock--$0.001 par value; 100,000,000 shares authorized; 9,591,957 shares issued and outstanding at March 31, 2020: and 9,437,883 shares issued and outstanding at December 31, 2019	10	9
Additional paid-in capital	89,503	89,027
Accumulated other comprehensive (loss) income	62	(5)
Accumulated deficit	(64,879)	(46,640)
Total stockholders' equity (deficit)	24,696	42,391
Total liabilities and stockholders’ equity (deficit)	$229,479	$230,387

Consolidated Statements of Operations (Unaudited)

(in thousands, except share and per share data)

	Successor		Predecessor
		Period from	Period from
	Three months	February 1, 2019	January 1, 2019
	ended	through	through
(in thousands)	March 31, 2020	March 31, 2019	January 31, 2019	Change
Revenue
Net product sales	$19,066	$15,810	$1,775	$1,481
Total revenue	19,066	15,810	1,775	1,481

Costs and Expenses
Cost of sales (excluding amortization of product rights)	3,444	12,461	554	(9,571)
Amortization of product rights	3,497	2,332	171	994
General and administrative	7,474	3,365	5,413	(1,304)
Sales and marketing	9,972	5,131	2,773	2,068
Research and development	—	5	186	(191)
Restructuring & other charges	284	—	799	(515)
Change in fair value of contingent consideration payable	4,000	200	—	3,800
Impairment of goodwill	4,830	—	—	4,830
Total costs and expenses	33,501	23,494	9,896	111
Loss from operations	(14,435)	(7,684)	(8,121)	1,370

Other (income) expense:
Interest expense, net	3,808	2,193	(52)	1,667
Other gain	—	—	(140)	140
Loss (gain) on foreign currency exchange	(4)	—	—	(4)
Total other (income) expense	3,804	2,193	(192)	1,803
Reorganization items	—	606	(115,169)	(114,563)
Net (loss) income	$(18,239)	$(10,483)	$107,240	$(114,996)